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Minority-owned

Hux Spirits

Wine Shop

Baltimore, MD

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Early Investor Bonus: The investment multiple is increased to 2× for the next $5,000 invested.

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THE PITCH

Hux Spirits is seeking investment to obtain working capital to acquire additional licenses to expand operations.

Operating Pop-ups Expanding Location First Location Generating Revenue

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OUR STORY

The sangria was created by Jamal Jackson, a mixologist and frequent traveler to Cuba. His sangria blends embody the authenticity and realness of Baltimore, and the spirits, culture and vibrancy of Cuba.

Compared to other brands, Our unique delicious sangria flavor do not include fruit juices. This provides for an extended shelf life

Offering products at the following prices: Sample bundle (6 half pints bottles) - $30 750ML bottle: $20 Monthly Sangria Membership: $160 This is a preview. It will become public when you start accepting investment.

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THE COMPETITION

Our blends do not contain fruit juices, they are well balanced and long lasting. The infusion of spirits during the batching process extends the life span and fortifies our blends

Stronger, smoother…unbelievably delicious

Thousands of hours spent perfecting a blend of spirits, wine and awesomeness Ready to ship to your doorstep.

Customer satisfaction and positve word of mouth has led to sales growth.

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OUR OFFERINGS

Our premium sangria blend encompasses a unique fulfilling taste that is smooth yet bold, our target audience will include novice and seasoned alcohol consumers

Our unique delicious sangria flavor do not include fruit juices. This provides for an extended shelf life.

99% positive customer experience

High quality, interactive website.

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TARGET MARKET

Our target customers range between causal and drinking enthusiasts between the ages of 21-75 with an income ranges between $25,000-$250,000

Our customers are social media savvy, stylish and recognize the value of our premium sangria blends, sharing them with family and friends.

Hux Spirits has increased our customer base from positive traditional word of mouth on social media and traditional platforms.

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THE TEAM

Jamal " Action" Jackson

Owner and Operator

Im a mixologist, and frequent traveler to Cuba( A place I call my second home). My sangria blends embody the authenticity and realness of Baltimore, and the spirit, culture a vibrancy of Cuba. I created my Sangria blend in Baltimore and perfected it in Atlanta, where I worked as mixologist and bar manager.

I have been blessed with the opportunity work with different distillers, liquor and wine producers. I have mastered the craft of creating well balanced, delicious sangria.

I attribute the fast growth of my company to positive word of mouth and social media. I want my sangria in liquor stores and in restaurants/bars, both domestically and international. seek to create a new and unique way of bringing people together is celebration with Delicious Sangria!

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Acquire all licensing and trademarks needed to secure a distribution deal $4,000

Working capital to purchase additional inventory and supplies $2,000

Secure partnership with Copacking to mass produce product $1,000

Acquire warehouse/commercial kitchen space $2,400

Mainvest Compensation $600

Total $10,000

Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $100,000 | $110,000 | $117,700 | $123,585 | $127,292 |
| Cost of Goods Sold | $30,000 | $33,000 | $35,310 | $37,075 | $38,187 |
| Gross Profit | $70,000 | $77,000 | $82,390 | $86,510 | $89,105 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $12,000 | $12,300 | $12,607 | $12,922 | $13,245 |
| Utilities | $5,000 | $5,125 | $5,253 | $5,384 | $5,518 |
| Insurance | $10,000 | $10,250 | $10,506 | $10,768 | $11,037 |
| Legal & Professional Fees | $2,000 | $2,050 | $2,101 | $2,153 | $2,206 |
| shipping | $10,000 | $10,250 | $10,506 | $10,768 | $11,037 |
| Operating Profit | $31,000 | $37,025 | $41,417 | $44,515 | $46,062 |

This information is provided by Hux Spirits. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Hux Spirits Business Plan 2021.docx

hux ein.pdf

Investment Round Status

Target Raise $10,000

Maximum Raise $20,000

Amount Invested $0

Investors 0

Investment Round Ends November 22, 2021

Summary of Terms

Legal Business Name Hux Spirits LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 4%-8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
Forecasted milestones

Hux Spirits forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].
Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]
Achieve [$X] revenue per year by [Year].
Achieve [$Y] profit per year by [Year].
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Hux Spirits's fundraising. However, Hux Spirits may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hux Spirits to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hux Spirits operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hux Spirits competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hux Spirits's core business or the inability to compete successfully against the with other competitors could negatively affect Hux Spirits's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hux Spirits's management or vote on and/or influence any managerial decisions regarding Hux Spirits. Furthermore, if the founders or other key personnel of Hux Spirits were to leave Hux Spirits or become unable to work, Hux Spirits (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hux Spirits and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hux Spirits is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hux Spirits might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hux Spirits is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hux Spirits

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hux Spirits's financial performance or ability to continue to operate. In the event Hux Spirits ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hux Spirits nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hux Spirits will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hux Spirits is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hux Spirits will carry some insurance, Hux Spirits may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hux Spirits could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hux Spirits's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hux Spirits's management will coincide: you both want Hux Spirits to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hux Spirits to act conservative to make sure they are best equipped to repay the Note obligations, while Hux Spirits might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hux Spirits needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hux Spirits or management), which is responsible for monitoring Hux Spirits's compliance with the law. Hux Spirits will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hux Spirits is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hux Spirits fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hux Spirits, and the revenue of Hux Spirits can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hux Spirits to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Hux Spirits is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Hux Spirits is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Hux Spirits. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Hux Spirits isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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